QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.02

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
INCLUDING PREFERRED STOCK DIVIDENDS

	Year ended December 31,					Nine Months Ended Sept 30,
In millions of dollars, except for ratios	2011(2)(4)(5)(6)	2010(3)(4)(5)(6)	2009(4)(5)(6)	2008(4)(5)(6)	2007(4)(5)(6)	2012(1)(2)(5)	2011(1)(2)(5)
EXCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense (other than interest on deposits)	$15,542	$16,674	$17,711	$33,410	$48,387	$10,103	$11,958
Interest factor in rent expense	503	493	522	734	623	370	380
Dividends—Preferred Stock	34	11	22,708	2,830	51	18	23

Total fixed charges	$16,079	$17,178	$40,941	$36,974	$49,061	$10,491	$12,361

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$14,624	$13,184	$(7,799)	$(52,355)	$646	$6,806	$13,535
Fixed charges (excluding preferred stock dividends)	16,045	17,167	18,233	34,144	49,010	10,473	12,338

Total income	$30,669	$30,351	$10,434	$(18,211)	$49,656	$17,279	$25,873

Ratio of income to fixed charges excluding interest on deposits	1.91	1.77	NM	NM	1.01	1.65	2.09

INCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense	$24,234	$25,096	$27,902	$53,133	$75,958	$16,052	$18,522
Interest factor in rent expense	503	493	522	734	623	370	380
Dividends—Preferred Stock	34	11	22,708	2,830	51	18	23

Total fixed charges	$24,771	$25,600	$51,132	$56,697	$76,632	$16,440	$18,925

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$14,624	$13,184	$(7,799)	$(52,355)	$646	$6,806	$13,535
Fixed charges (excluding preferred stock dividends)	24,737	25,589	28,424	53,867	76,581	16,422	18,902

Total income	$39,361	$38,773	$20,625	$1,512	$77,227	$23,228	$32,437

Ratio of income to fixed charges including interest on deposits	1.59	1.51	NM	NM	1.01	1.41	1.71

(1)
During the third quarter of 2012, the Company executed definitive agreements to transition a carve-out of its liquid strategies business within Citi Capital Advisors, which is part of the Institutional Clients Group segment, to certain employees responsible for managing those operations. The transaction will be accounted for as a sale and is currently expected to close in the first quarter of 2013 reported as discontinued operations for the third quarter of 2012 only. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have not been restated due to the immateriality of the impact in those periods.

(2)
On March 1, 2011, Citigroup announced an agreement to sell its Egg credit card business to Barclays Bank PLC. Citigroup reports this business separately as discontinued operations in the Company's Consolidated Statement of Income for the full year of 2011 and the first and second quarters of 2012. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have not been restated due to the immateriality of the impact in those periods.

(3)
On September 17, 2010, Citigroup announced an agreement to sell its The Student Loan Corporation to Discover Financial Services ("Discover") and SLM Corporation ("Sallie Mae"). Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income for the third and fourth quarters of 2010 only. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have not been restated due to the immateriality of the impact in those periods.

(4)
On May 1, 2009, Citigroup announced an agreement to sell its Nikko Cordial Securities to Sumitomo Mitsui Banking Corporation (hereafter SMBC). Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(5)
On July 11, 2008, the Company announced an agreement to sell its German retail banking operations to Credit Mutuel. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(6)
On April 17, 2008, Citigroup announced an agreement to sell most of Citigroup's CitiCapital business unit to GE Capital. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

QuickLinks

  Exhibit 12.02